Exhibit 99.1

MINGZHU LOGISTICS HOLDINGS LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	As of	As of
	June 30,	December 31,
	2024	2023
	USD	USD
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash	$1,278,953	$3,676,382
Accounts receivable, net	15,950,622	31,566,845
Prepayments	18,392,024	17,261,010
Other receivables	372,242	184,942
Loans receivable*	28,171,455	29,156,394
Amount due from related parties	2,650,543	1,996,190
Total current assets	66,815,839	83,841,763

NON-CURRENT ASSET
Property and equipment, net	1,328,427	1,462,795
Deferred tax assets	1,510,011	105,845
Deposits	1,047,450	834,307
Goodwill	41,092,847	41,109,592
Total non-current asset	44,978,735	43,512,539
Total assets	$111,794,574	$127,354,302

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank borrowings	$5,958,080	$6,809,651
Accounts payable	8,205,470	18,431,506
Other payables and accrued liabilities	33,306,049	33,568,108
Amount due to related parties	7,738,201	8,211,968
Tax payable	2,128,662	2,199,851
Current maturities of long-term bank borrowings	108,904	391,178
Current portion of capital lease and financing obligations	-	9,529
Current maturities of loans from other financial institutions	13,702,060	13,054,470
Total current liabilities	71,147,426	82,676,261

NON-CURRENT LIABILITIES
Long-term bank borrowings	379,924	121,088
Long-term portion of capital lease and financing obligations	133,889	-
Total non-current liabilities	513,813	121,088
Total liabilities	71,661,239	82,797,349

SHAREHOLDERS’ EQUITY
Ordinary shares: $0.001 par value, 50,000,000 shares authorized, 37,496,322 and 27,529,372 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively	37,496	27,529
Share subscription receivables	(847,086)	(847,086)
Additional paid-in capital	45,511,758	41,220,949
Statutory reserves	890,140	890,021
(Accumulated loss) retained earnings	(4,896,710)	4,901,797
Accumulated other comprehensive loss	(562,263)	(1,636,257)
Total shareholders’ equity	40,133,335	44,556,953
Total liabilities and shareholders’ equity	$111,794,574	$127,354,302

*	Loans receivable mainly comprise of interest-free advances to third parties as a result of strategic business cooperation.

MINGZHU LOGISTICS HOLDINGS LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Unaudited)

	For the Six Months Ended June 30,
	2024	2023
	USD	USD
REVENUES	$22,894,170	$56,090,997

COSTS AND EXPENSES
Costs of trucking services	17,585,225	32,840,752
Costs of liquor distributions	3,704	-
Costs of Car-hailing and driver management services	-	13,020,751
Costs of car owner services	4,973,927	8,576,401
General and administrative expenses	11,239,095	2,112,502
Sales and marketing expenses	196,676	442,500
Total costs and expenses	33,998,627	56,992,906

LOSS FROM OPERATIONS	(11,104,457)	(901,909)

OTHER (EXPENSES) INCOME
Interest expenses	(137,645)	(413,618)
Other expenses	(8,440)	(12,815)
Other income	(28,700)	482,540
Total other (loss) income, net	(174,785)	56,107

LOSS BEFORE INCOME TAXES	(11,279,242)	(845,802)

BENEFIT FOR INCOME TAXES	(1,480,854)	(40,166)

NET LOSS	(9,798,388)	(805,636)

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustment	1,073,994	285,185
COMPREHENSIVE LOSS	$(8,724,394)	$(520,451)

Weighted average shares used in computation:
Basic	32,532,902	21,429,877

LOSSES PER SHARE - BASIC	$(0.30)	$(0.04)

MINGZHU LOGISTICS HOLDINGS LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited)

			Share	Additional		Retained Earnings	Accumulated Other
			Subscription	Paid-in	Statutory	(Accumulated	Comprehensive
	Shares*	Amount	Receivables	Capital	Reserve	Losses)	Loss	Total
		USD	USD	USD	USD	USD	USD	USD
BALANCE, December 31, 2023	27,529,372	$27,529	$(847,086)	$41,220,949	$890,021	$4,901,797	$(1,636,257)	$44,556,953

Net loss for the period	-	-	-	-	-	(9,798,388)	-	(9,798,388)
Foreign currency translation adjustment	-	-	-	-	-	-	1,073,994	1,073,994
Appropriation to statutory reserve	-	-	-	-	119	(119)	-	-
Issuance of shares	9,967,000	9,967	-	4,290,809	-	-	-	4,300,776
BALANCE, June 30, 2024	37,496,372	$37,496	$(847,086)	$45,511,758	$890,140	$(4,896,710)	$(562,263)	$40,133,335

MINGZHU LOGISTICS HOLDINGS LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six Months Ended June 30,
	2024	2023
	USD	USD
Cash flows from operating activities:
Net loss	$(9,798,388)	$(805,636)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Gain on disposals of equipment	(88,287)	-
Allowance for credit losses	5,598,985	19,413
Written-off of allowance for doubtful accounts	63	-
Depreciation for property and equipment	102,173	851,324
Deferred income tax benefit	(869,094)	(12,532)
Employee stock expenses	2,300,776	-
Changes in operating assets and liabilities
Accounts receivable	9,417,571	3,015,034
Prepayments	(1,529,311)	(3,845,327)
Other receivables	(815,540)	(2,629,641)
Loans receivable	324,635	(1,992,268)
Deposits	(350,289)	(822,745)
Accounts payable	(9,626,013)	(2,821,222)
Other payables and accrued liabilities	(2,023,648)	5,356,422
Tax payables	(21,347)	(278,606)
Net cash used in operating activities	(7,377,714)	(3,965,784)

Cash flows from investing activities:
Proceeds from disposal of equipment	88,287	31,102
Cash provided by investing activities	88,287	31,102

Cash flows from financing activities:
Proceeds from short-term bank borrowings	2,203,740	4,876,613
Repayments of short-term bank borrowings	(2,905,610)	(354,778)
Proceeds from long-term bank borrowings	312,369	-
Repayment of long-term bank borrowings	(324,250)	-
Repayments to other financial institutions	-	(784,097)
Proceeds of loans from other financial institutions	1,086,008	-
Repayments of obligations under capital leases	(9,444)	-
Amounts advanced from related parties	5,120,131	3,222,649
Repayments to related parties	(146,135)	(4,257,112)
Net cash provided by financing activities	5,336,809	2,703,275

Effect of exchange rate change on cash	(444,811)	(148,541)

Net decrease in cash	(2,397,429)	(1,379,948)
Cash at beginning of the period	3,676,382	5,687,311
Cash at end of the period	$1,278,953	$4,307,363

Supplemental disclosure of cash flow information:
Interest paid	$442,096	$504,655
Income tax paid	$195,237	$10,620

Supplemental non-cash investing and financing information:
Non-cash capital leases to acquire revenue equipment	$-	$-
Uncollected receivable from disposal of revenue equipment	$-	$-

Reconciliation to amounts on consolidated balance sheets:
Cash	$1,278,953	$4,307,362
Restricted cash	-	-
Total cash and restricted cash	$1,278,953	$4,307,362

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